Filed by Medtronic, Inc. (SEC File No.: 001-07707)
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Covidien plc
Form S-4 File No.: 333-197406
Date: August 14, 2014

Greetings of Warm Aloha to You All,

You probably know I’m a dreamer, always looking forward. And lately, I’ve been imagining some of the exciting opportunities that are possible with a combination of Medtronic and Covidien. I wanted to pass along some of my thoughts and observations on the proposed acquisition of Covidien and convey to you my support and excitement for this next chapter in Medtronic’s history.

I remember thinking, when Medtronic’s size had grown to include dozens of people, how we felt like family, and I hoped it would always stay that way. Well, it has for me. I still think of Medtronic employees as my family. And, when I think about our family almost doubling in size, it’s pretty exciting!

As I see it, the most profound outcome of this relationship will be the ability to spread our Mission. We can serve more patients, in more ways, and in more places around the world than ever before. Instead of saying Medtronic improves a life “every 3 seconds,” I expect that we’ll eventually be able to say “every second.” Imagine that! And with Covidien sharing our “patient first” focus, think of all the good we can do.

I am particularly excited about the potential for collaboration among the engineering and scientific talent of both organizations. Just think of the innovation that can occur when you bring that much brilliance to the table with the same Mission and vision. Tenet 5 of our Mission speaks to the ongoing development of our employees, and what a tremendous opportunity this proposed acquisition presents for employees of both Medtronic and Covidien to advance their professional and personal growth, take on new challenges, and participate in the growth of a global enterprise.

We all have to look toward the future, and this applies especially to those who are creating new technologies and therapies. To this end, I continually encourage the engineers, scientists and physicians I come in contact with to read the latest medical and scientific journals and literature – you will always learn something and it will likely generate compelling new ideas.

Many of you also know that I’ve had a long and dedicated commitment to “Integrative Medicine” – an approach to medicine that incorporates the best of high-tech and high-touch. I’m thrilled that there’s a group of employees at Medtronic who understand its importance, meet regularly and share information on how we can achieve this goal. I encourage this just as I have always encouraged scientific interchange through the Medtronic Technical Forum. I can only believe that these innovation efforts and the “Integrative Medicine” approach will be advanced by our collective teams when the companies are joined together.

I am also excited about the potential we have to advance our collective philanthropic efforts around the world – living up to the sixth tenet of the Mission to be a good corporate citizen in our local communities. It’s important that we all realize that Medtronic is in communities all over the world – we are truly global citizens. Covidien also has people globally, and they will extend our presence into new communities.

This will serve as an ideal opportunity to advance our Philanthropic efforts. As you know, I’m so pleased with Medtronic Philanthropy’s Bakken Invitation program that encourages patients whose lives have benefitted from medical technology to “Live On and Give On”. I’ve wanted it to reach millions of people around the world. In our future, that will be possible. That’s true global citizenship, part of our Mission, and I’m sure it will only be improved and extended by the people of Covidien after the transaction closes.

At my age, I’ve had lots of dreams, and many wonderful ones have come true. But this dream – the one of inspiring millions of people to do good things with their extra gift of life, and in turn, create positive change for so many others in need – is my biggest dream ever – one that provides me with deep satisfaction and pride to be a part of this Medtronic family.

In the end, I challenge all Medtronic employees to continue to dream – to think about what is possible and work to achieve it. I know our engineers and scientists can get together with a host of new ideas from both organizations, and they can create unimaginable frontiers. I encourage you to take risks. Dream it, and then do it!

I’m looking forward to our exciting future. It takes each and every one of you to make our company function as well as it does. Mahalo nui loa (a very big thank you) to all of you for the fine work you do, and for your commitment and dedication to our Medtronic family and our Mission.

Dreaming On,

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Medtronic Holdings Limited (“New Medtronic”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the preliminary Joint Proxy Statement of Medtronic, Inc. (“Medtronic”) and Covidien plc (“Covidien”) that also constitutes a preliminary Prospectus of New Medtronic. The registration statement is not complete and will be further amended. Medtronic and Covidien plan to mail to their respective shareholders the final Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the final Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s, Medtronic’s and/or Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s and/or Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that these goals and expectations are not predictions of actual performance. Actual results may differ materially from current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third-party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s, Medtronic’s and/or Covidien’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the SEC, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014, in Covidien’s periodic public filings with the SEC, including but not limited to Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Medtronic’s and Covidien’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Statement Required by the Irish Takeover Rules

The directors of Medtronic accept responsibility for the information contained in this document. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.